Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

FOR IMMEDIATE RELEASE

Dow’s Board of Directors Unanimously Supports Merger with DuPont

MIDLAND, Mich. – December 14, 2015 – The Dow Chemical Company’s (NYSE: DOW) Board of Directors, including Third Point’s two designated directors, are unanimously and fully supportive of the announced merger of equals with DuPont and intended separation. This merger is the optimal path forward and a win for all of our shareholders. We stand by both our and DuPont’s Boards’ unanimous decisions to conduct this transaction, and are fully focused on achieving the successful integration of both powerhouse companies.

Statements from Dow Board Members for Attribution

Jeff Fettig – Lead Director

“Dow’s Board of Directors is fully aligned with the strategy that Andrew and his management team are executing. We unanimously support the agreement with DuPont, which is the culmination of our focus to create consistent and sustainable value for our shareholders and meet our customers’ needs.”

Dennis H. Reilley

“Serving as a long-standing member of Dow’s Board of Directors, I’ve had the opportunity to help develop and guide Dow’s strategy over the years culminating in the recent merger announcement with DuPont. This historic action, combined with the strong and consistent financial results the Company has delivered for the last three years, is a testament to the unwavering vision and leadership of Dow’s Board, Andrew Liveris himself, and the strength and depth of Dow’s management team.”

Ajay Banga

“The Dow Board represents a wide range of experience and fresh perspective and has worked tirelessly to review options to maximize return for shareholders. Our collective work will further increase shareholder value in this once-in-a-lifetime DowDuPont transaction, which would not have been possible without Dow’s strong bench of management with Andrew at the helm.”

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Dow’s Board of Directors Unanimously Supports Merger with DuPont

Raymond J. Milchovich – Joined 2015

“My onboarding experience over the last year has been exceptional, which is a testament to the strength and alignment of Dow’s entire management team and Board. Since joining the Board, I have been fully aligned with the strategic decisions and direction the Board has taken, including our most recent agreement with DuPont – a highly synergistic transaction that will unlock significant shareholder value.”

Robert S. (Steve) Miller – Joined 2015

“Since being elected to Dow’s Board, I have been fully aligned with our directors and management team. We have come together as a unified team to make the best possible decisions, including the agreement with DuPont, to create value for our shareholders.”

Ruth G. Shaw

“Dow has flawlessly executed its strategic plan, drawing on the diverse experience of our Board and the deep capabilities of our management team. We were prepared and ready to act at this remarkable moment in time.”

Paul Polman

“In my six years on Dow’s Board, I have seen Dow create significant value under Andrew’s leadership. I feel confident that Dow is in good hands today and for years to come with the strong pipeline of talent Andrew has assembled on his management team.”

Mark Loughridge – Joined 2015

“The ‘on boarding’ process for new directors was truly best in class. The Dow boot-camp gave us a unique and fascinating window into the operations, strategy and exceptional talent at Dow. I felt well prepared to contribute as a board member and I feel very confident we have the right team to execute the integration process to generate significant shareholder value from the merger and expected subsequent spins with DuPont.”

Richard K. Davis – Joined 2015

“It is an exciting time for Dow. Our Board’s strategic focus paired with management’s capabilities is a powerful combination, as demonstrated by the historic decision we made to merge with DuPont which is expected to ultimately create three strong, focused businesses and significant value for our shareholders.”

About Dow

Dow (NYSE: DOW) combines the power of science and technology to passionately innovate what is essential to human progress. The Company is driving innovations that extract value from the intersection of chemical, physical and biological sciences to help address many of the world’s most challenging problems such as the need for clean water, clean energy generation and conservation, and increasing agricultural productivity. Dow’s integrated, market-driven, industry-leading portfolio of specialty chemical, advanced materials, agrosciences and plastics businesses delivers a broad range of technology-based products and solutions to customers in approximately 180 countries and in high-growth sectors such as packaging, electronics, water, coatings and agriculture. In 2014, Dow had annual

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Dow’s Board of Directors Unanimously Supports Merger with DuPont sales of more than $58 billion and employed approximately 53,000 people worldwide. The Company’s more than 6,000 product families are manufactured at 201 sites in 35 countries across the globe. References to “Dow” or the “Company” mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted. More information about Dow can be found at www.dow.com.

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For further information contact:

Rachelle Schikorra

ryschikorra@dow.com

+1 (989) 638-4090

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause Diamond-Orion HoldCo, Inc. (“Diamond-Orion HoldCo”) to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19890
Attention: Investor Relations	Attention: Investor Relations:
+1 989-636-1463	+1 302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax

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Dow’s Board of Directors Unanimously Supports Merger with DuPont treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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